RONSON                                                         EXECUTIVE OFFICES
CORPORATION

RONSON RD                                                TELEPHONE: 732-636-2430
P.O. BOX 3000 WOODBRIDGE, NEW JERSEY 07095


                                                             November 2, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

      RE:   Form 10-K for the fiscal year ended December 31, 2008
            Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 File No. 1-1031

Dear Mr. Decker:

On behalf of Ronson Corporation (the "Company"), set forth below are our responses to the additional comments raised in your letter dated October 14, 2009 (the "Comment Letter") regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (the "Quarterly Reports"). The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment each of which is re-typed below.

Also, in connection with this response, we acknowledge the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

Item 15 - Exhibits and Financial Statement Schedules, page 42
-------------------------------------------------------------

Note 4 - Long Debt, page 62
---------------------------

      1. We have reviewed your response to prior comment 2. Your response indicates that your primary lender has not taken action to exercise its remedies under your loan arrangements, which you viewed as tantamount to a waiver of compliance on December 31, 2008 and an implicit on-going modification of your compliance requirements so as to render the covenants reasonable in your circumstances. EITF 86-30 states that the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default at measurement dates that are within the next twelve months. We note that you subsequently entered into a forbearance agreement with your primary lender on March 30, 2009. As such, it is not clear how you concluded on December 31, 2008

                                                             November 2, 2009

Mr. Rufus Decker
Page 2 of 2

that it was probable that you would be able to cure the default at measurement dates within the subsequent twelve months. As previously requested, please separately address the appropriateness of your long-term classification pursuant to EITF 86-30 as of December 31, 2008 and each subsequent interim balance sheet date.

We note the Staff's comment and advise the Staff that we believe that our analysis of the Company's circumstances was consistent with a reading of EITF 86-30 at each of the dates referenced.

First, at December 31, 2008, while we were not in compliance with our loan requirements under our loan arrangements with our primary lender, as we previously indicated, our primary lender had not taken any action to exercise its remedies under our loan arrangements which we viewed as tantamount to a waiver of compliance on such date and an implicit modification of the financial covenants contained in such loan arrangements.

Second, while it was probable at such date that we would not have been able to cure the default at the measurement dates within the next twelve months had the financial covenants applicable to December 31, 2008 continued to apply, the specific circumstances of our loan agreement support periodic changes in these covenants. Section 6.2(e) of our loan agreement provides that the primary lender shall "reset the foregoing Financial Covenants in its reasonable discretion" and we viewed our lender's failure to reset our financial covenants as an implicit on-going modification of our compliance requirements so as to render the covenants reasonable in our circumstances. This modification we believe applied at both the end of the first quarter and the end of the second quarter, notwithstanding the forbearance agreement (since the forbearance agreement did not formally reset the financial covenants). We believe this allowed us to view our analysis of our circumstances as consistent with EITF 86-30.

As previously indicated, in view of subsequent developments and our on-going communication with our primary lender and our reexamination of the guidance under EITF 86-30, we believe that our prior interpretation does not now apply and, as previously indicated, in future filings we will classify the Company's loan balances as short-term.

                                     * * * *


In the event that you have any questions regarding our responses or require additional information, please contact me at (732) 438-0320.

                                            Very truly yours,

                                            /s/ Daryl Holcomb

                                            Daryl Holcomb
                                            Chief Financial Officer


cc:   Jeffrey Gordon, Staff Accountant